March 19, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs
Stephen Krikorian
Melissa Walsh
Jan Woo
Bernie Nolan

Re:	Dropbox, Inc.
Registration Statement on Form S-1
File No. 333-223182

Ladies and Gentlemen:

As the managing underwriters of the proposed public offering of Class A common stock of Dropbox, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness as of 4:00 p.m., Eastern Time, on March 22, 2018, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we intend to effect the following distribution of the Company’s Preliminary Prospectus dated March 12, 2018, through the time of effectiveness:

Preliminary Prospectus dated March 12, 2018:

6,500 copies to 4,472 prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ William D. Connolly III
Name: William D. Connolly III
Title: Managing Director

J.P. Morgan Securities LLC

By:	/s/ Jeff Zajkowski
Name: Jeff Zajkowski
Title: Managing Director, Co-Head of ECM Americas

[Signature Page to Acceleration Request]